

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 12, 2017

Via E-Mail
Jacob Schulman
Chief Financial Officer
Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam
Israel 20692

      Re: **Mellanox Technologies, Ltd.**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed February 17, 2017
                File No. 1-33299

Dear Mr. Schulman:

      We refer you to our comment letter dated September 27, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director